Itronics Inc.
6490 South McCarran, Suite C-23
Reno, Nevada 89509

February 14, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director
Tangela S. Richter, Legal Branch Chief
Mellissa Campbell Duru, Staff Attorney
Jill Davis, Accounting Branch Chief
Gabrielle Malits, Staff Accountant

Re:	Itronics Inc.
Registration Statement on Form SB-2
Filed August 26, 2005, as amended (File No. 333-127855)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Itronics Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:30 p.m., Eastern Time, on Tuesday February 14, 2006, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Itronics Inc.

By:	/s/ John Whitney
Name: John Whitney
Title: President